EXHIBIT 99.1

Brookfield Renewable Corporation Announces Results of Annual Meeting of Shareholders

BROOKFIELD, NEWS, June 24, 2024 (GLOBE NEWSWIRE) -- Brookfield Renewable Corporation (the “Corporation”) (TSX, NYSE: BEPC) today announced that all nine nominees proposed for election to the board of directors of the Corporation by holders of class A exchangeable subordinate voting shares (“Exchangeable Shares”) and holders of class B multiple voting shares (“Class B Shares”) were elected at the Corporation’s annual meeting of shareholders held on June 24, 2024 in a virtual meeting format. Detailed results of the vote for the election of directors are set out below.

In accordance with the Corporation’s articles, each Exchangeable Share was entitled to one vote per share, representing a 25% voting interest in the Corporation in the aggregate, and the Class B Shares were entitled to a total of 538,938,909 votes in the aggregate, representing a 75% voting interest in the Corporation.

The following is a summary of the votes cast by holders of Exchangeable Shares and Class B Shares, voting together as a single class, in regard to the election of the ten directors:

Director Nominee	Votes For	%	Votes Withheld	%
Jeffrey Blidner	620,924,428	93.30%	44,576,848	6.70%
Scott Cutler	664,264,509	99.81%	1,236,765	0.19%
Sarah Deasley	664,376,825	99.83%	1,124,450	0.17%
Nancy Dorn	659,992,277	99.17%	5,508,997	0.83%
Eleazar de Carvalho Filho	657,532,159	98.80%	7,969,115	1.20%
Randy MacEwen	664,202,984	99.80%	1,298,290	0.20%
Lou Maroun	659,599,618	99.11%	5,901,658	0.89%
Stephen Westwell	659,917,384	99.16%	5,583,891	0.84%
Patricia Zuccotti	663,777,266	99.74%	1,724,009	0.26%

A summary of all votes cast by holders of the Exchangeable Shares and Class B Shares represented at the Corporation’s annual meeting of shareholders is available on SEDAR+ at www.sedarplus.ca.

Brookfield Renewable

Brookfield Renewable Partners (NYSE: BEP, BEPC; TSX: BEP.UN, BEPC) is the flagship listed renewable power and transition company of Brookfield Asset Management and operates one of the world’s largest publicly traded platforms for renewable power and sustainable solutions. Our renewable power portfolio consists of hydroelectric, wind, utility-scale solar and distributed energy and storage facilities in North America, South America, Europe and Asia. Our operating capacity totals almost 34,000 megawatts and our development pipeline stands at approximately 157,000 megawatts. Our portfolio of sustainable solutions assets includes our investments in Westinghouse (a leading global nuclear services business) and a utility and independent power producer with operations in the Caribbean and Latin America, as well as both operating assets and a development pipeline of carbon capture and storage capacity, agricultural renewable natural gas and materials recycling.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Corporation, a leading global alternative asset manager with over $925 billion of assets under management.

Contact information:
Media:	Investors:
Simon Maine	Alex Jackson
+44 (0) 7398 909 278	+ (416) 649-8172
simon.maine@brookfield.com	alexander.jackson@brookfield.com